GIVEN IMAGING

Conference Call to Review Digestive Disease Week 2010
Abstract Highlights

Moderator: Dr. David Mason
May 7, 2010
1:00 pm ET

Operator
Good day, and welcome, ladies and gentlemen, to this Given Imaging Conference Call. At this time, I would like to inform you that today's call is being recorded and that all participants are in a listen-only mode. Before we begin, I would like to read the following regarding forward-looking statements.

During the course of this conference call, participants may make projections or other forward-looking statements including the results of clinical trials and future use of Given Imaging and Sierra Scientific Instruments' products. We wish to caution you that such statements reflect expectations and that actual events or outcomes may differ materially. You are kindly referred to the risk factors and cautionary language contained in the documents that the Company files with the Securities and Exchange Commission, including the Company's annual report on Form 20-F filed March 26, 2010. The Company undertakes no obligations to update any projections or forward-looking statements in the future.

At the request of the Company, we will open the conference for questions and answers after the presentation. I will now turn the conference over to Dr. David Mason, Chief Medical Officer of Given Imaging. Please go ahead sir.

Dr. David Mason - Given Imaging - Chief Medical Officer
Thank you. Good afternoon and good morning to some of you, and thank you for joining us today.

Over the next approximately 30 minutes, we will review some of the abstract highlights from the Digestive Disease Week, which, as you know, is the largest international gathering of physicians, researchers, and academics in the field of gastroenterology.

The meeting this year was attended by more than 13,500 physicians and other professionals in this area. There are approximately 90 posters, abstracts, and presentations on PillCam, the Bravo pH Monitoring System, and Sierra Scientific Instruments products.

Today our guests will review some of the highlights of the meeting. I am pleased in that regard to have with us today, Dr. Moshe Rubin, who is Director of Gastroenterology, New York Hospital, Queens Medical Center, Weill Cornell Medical College New York, and Dr. John Pandolfino, Associate Professor of Medicine, Feinberg School of Medicine, Northwestern University, Chicago.

Following the abstract review, our physician guests will be pleased to take your questions. Since both of these physicians are taking time, as you might imagine, just getting back to work from seeing patients to present this information, they will then disconnect, and I will spend some time reviewing the updated PillCam COLON2 Multicenter Study Data, which was presented on Monday at a plenary session.

If that's okay, then, we'll begin with Dr. Rubin, and Dr. Rubin will now discuss some of the PillCam abstract highlights. Dr. Rubin.

Dr. Moshe Rubin
Good afternoon. There were several abstracts presented at this year's meeting, which, in terms of PillCam contribute to a pretty well-established body of knowledge regarding the use of PillCam in gastroenterology. Most of the abstracts we'll be discussing revolve around internal bleeding, intestinal bleeding, for which PillCam SB has been used over the years very successfully, and they focus on specific areas that I will get into. And then one study focuses on Crohn's disease in terms of diagnosing a difficult patient, which has also been looked at previously but, again, this adds to our body of knowledge. And then, finally, there is something a bit more novel, which our group presented as a follow-up to a previous study six months ago regarding PillCam ESO. And please feel free to interrupt at any time if whatever I'm saying needs clarification or — oh, they can't? Okay, you can't interrupt, so I'm going to just try to be clear.

Okay — we'll start by looking at the study, which is listed as S-as-in-Sam 1608 is negative capsule endoscopy in patients with obscure gastrointestinal bleeding; reliable, long-term follow-up and outcome in a single-center large series. This was a study out of Italy. And just to translate for those who may not understand all the jargon, obscure gastrointestinal bleeding is how we refer to patients who have internal bleeding from the GI tract who have undergone the standard testing of upper endoscopy and colonoscopy, and a source has not been identified.

We further sub-categorized obscure bleeding as which means, again, that we didn't find the source in either upper endoscopy or colonoscopy as overt, meaning we actually see the blood coming out as either rectal bleeding or black stool. Or obscure, meaning you only detect it with a stool chemical test or by seeing iron deficiency anemia. So two of these studies are focusing on the obscure gastrointestinal bleeding patients, which is the domain of small bowel capsule endoscopy. This is the bread and butter and continues to be a very important test.

As an aside, before I get to these studies, I'll just tell you that the National Society — the American Society of Gastrointestinal Endoscopy this year has published an algorithm for the study of obscure gastrointestinal bleeding. And despite the advances with double balloon enteroscopy and other small bowel enteroscopes, capsule endoscopy is still considered the primary first test that should be performed before intervening with the invasive enteroscopy test, which I do perform, by the way, which are quite extensive and complex. So these new scopes are critically important and complementary, but it's obviously a lot better to know where you're going, which half of the GI tract to look at, and the capsule is well suited as a first test.

So the first study, having given you that background, is specifically looking at the usefulness of a negative capsule endoscopy in a patient with obscure bleeding. Meaning they are either overtly bleeding and have negative scopes, or they have hidden bleeding, or anemia.

They looked at 650 patients. Most of them were actually overt, which means they must have been hospitalized. 138 were occult, and what they found was is that 161 of these patients had a negative study when they had capsule. And this is the group that they were studying. When they had negative studies in capsule, the question is how reliable is the capsule? And what they found was, in following these patients up over many years, is that only 19% of them ever had evidence of re-bleeding of an obscure nature down the road. Which, in other words, means that a negative capsule is fairly definitive in terms of ruling out a small bowel source. That's the first study.

The second study is 1173, the utility of in patient small bowel endoscopy in patients hospitalized with obscure overt GI bleeding. This was a study out of San Francisco in the United States, and again this builds on information, which many of us are very familiar with. And they were looking at the value of capsule endoscopy and the management of obscure, meaning negative endoscopy, colonoscopy, overt GI bleeding, obvious GI bleeding in patients in the hospital setting. So this is not in the office.

But people get admitted to the hospital with a serious internal bleed. You do your endoscopy/colonoscopy. You don't find anything. There's still bleeding. And then you do a capsule endoscopy to look at the small bowel.

And what they found was that in 44 patients that they studied, 20 out of 44, or 45%, had a positive finding, which then led to a very specific therapeutic intervention. And I guess the point for capsule endoscopy — and this is well-known, by the way, to many of us in the field, is that this is the primary tool for obscure overt bleeding and trying to localize the site and identify what the follow-up strategy should be. And this goes on ongoing knowledge.

I am going to skip 1269 and go to 1423 for a second, because it's also about bleeding. But, actually, you know what? I'm going to stay with 1269, because it's on small bowel. So the last one is 1269, the diagnostic role of capsule endoscopy in patients with symptoms highly compatible with Crohn's disease.

Very early on in the development of small bowel capsule endoscopy, studies were done, really, internationally to look at the role of capsule in patients that had suspected Crohn's disease. For those of you who are not familiar, Crohn's disease is one of the most important illnesses that we look for that causes inflammation of the small bowel; the others being celiac disease or tumors or blood vessels that we call vascular malformation.

But Crohn's disease is always a very important concern for a gastroenterologist when a patient has symptoms of abdominal pain, diarrhea, weight loss, and/or abnormal findings on a CAT scan. So capsule endoscopy has proven itself in other studies to be the most effective, non-invasive test short of getting into the small bowel and looking with a scope or doing surgery. And what they found in this particular group of patients where the non-invasive studies were not contributory, meaning they had other studies done such as colonoscopy with ileoscopy. They had some type of sonography performed. They had small bowel follow-throughs done. Although this did not include CT enterography, which is a more modern technique that is sometimes now being touted as a non-invasive way to look for Crohn's.

Nevertheless, in the 53 patients that they studied, and they had high suspicions for Crohn's, 27 of these patients actually turned out to have positive findings, which then led to a diagnosis of Crohn's in 18 patients overall.

And so, again, this is consistent with previous studies published four, five, six years ago that confirmed that capsule endoscopy is a useful tool in looking for Crohn's disease. And, in fact, at least in the United States, I assume most of you are interested in the United States market — in the United States this is an approved used of capsule endoscopy for many insurers along with obscure gastrointestinal bleeding.

The last study, which is actually a little bit different is something that our group took on about a year and a half ago. And this was looking not at small bowel PillCam but at PillCam ESO, which, as you know, is a PillCam with two cameras, one on each end.

It takes many more photos in a short amount of time. It was designed originally to look at the esophagus for evidence of precancerous changes in reflux.

And we decided to test this PillCam ESO device in the setting of patients who have suspected upper gastrointestinal bleeding to see if we can study them in the emergency room setting with a live viewer, mini computer attached, and looking real-time, live, to see if we can identify the serious bleeders, those at high risk. And identify those who were not at high risk because they had no evidence of active bleeding once arriving at the emergency room. And it was a small study, and there is actually a second one going on right now in Hong Kong, which is a little bit bigger, which has very similar results. And basically we presented this data about six months ago at the American College of Gastroenterology meeting where it was a plenary session talk.

And what we found is that, to make a long story short, is that in the 12 patients who had capsule endoscopy, PillCam ESO was highly accurate in identifying patients with active bleeding, with lesions that we considered high risk such as those with clots or visible vessels. And it allowed us to identify those in need of urgent endoscopy much more quickly than would otherwise have been possible with our usual clinical assessment.

Now, in a follow-up study, which we presented in this meeting, we compared our findings from capsule endoscopy, using PillCam ESO in the emergency room to a standardized clinical scoring system called the Blatchford and Rockwall scoring systems, which are not in widespread clinical use because they are somewhat cumbersome. But at least in the medical literature, they've been established to identify high-risk patients in the emergency room.

The reason why we think this is an important area to look at is because there is a tremendous expenditure in terms of cost and morbidity and mortality in bleeding patients who are hospitalized. There are 400,000 patients hospitalized for GI bleeding in the United States each year. And if there was a way to identify those who were sickest and treat them more quickly, perhaps we can get them out of the hospital faster and avoid surgery or blood transfusions or even potentially decrease mortality.

This was just a pilot study, and we were able to identify those at high risk. Interestingly, when we went back and checked the Blatchford and Rockwall scores, which are established scoring systems that rely on clinical parameters only, we found the Blatchford and Rockwall scores did not correlate at all with our endoscopic and capsule endoscopy findings, suggesting to us that this is a very fertile area for further research. And we had some interest discussions at DDW with some of the leaders in the field including Dr. Cave, Dr. Gralnek — these are people who have been doing research in this area for many years, and we are hoping that we can move on to a much bigger multicenter trial to try to establish a potential role — potential role — for PillCam ESO in the setting of bleeding patients in the emergency room.

Okay, thank you very much.

Dr. David Mason
Thank you, Dr. Rubin. Dr. Pandolfino, could you review some of the abstracts of Bravo and other issues we discussed at the top of the call, please?

Dr. John Pandolfino
Sure. My task is slightly easier than Dr. Rubin, as I only have one abstract to discuss. But the second part of my talk will focus on the new products that are currently available with Sierra in terms of both reflux monitoring and high resolution manometry.

But, first of all, get back to the point of Bravo, wireless pH monitoring. Now, the real impetus to develop a technique where you can measure pH for the evaluation of gastroesophageal reflux disease was really born out of the fact that the technology that we had for many years was very cumbersome and very invasive in that we would place a trans-nasal catheter down your nose and leave that in there for 24 hours. And when you would explain this to patients, they would cringe, and they would believe that they would not be able to, in any way, be able to accomplish sitting at home for 24 hours.

And there was a lot of literature showing that patients really did alter their lifestyle and their diet while they were taking this test, so there were many problems with this. The wireless system was available before the actual FDA approval of Bravo, but the beautiful thing, and the elegant technique of Bravo is really in the attachment of the wireless pH capsule to the esophageal wall.

Now, once placed, the capsule can actually sit and record pH for as long as it is attached to the esophagus, which is typically on the order of three to five days. So you can get anywhere from 48 to 96 hours, depending on what you want. Currently, most studies are typically done for 48 hours now.

Now, getting back to the real reason why Bravo was brought to mainstream clinical practice, this particular study, an abstract, which was from the Mayo Clinic Group, which was actually presented by Joe Murray and Yvonne Romero along with their two esophageal advance people. They really wanted to go back and look at this controversy. Although it's not really a controversy, there's just been not many studies that truly focus on a valid mechanism to compare the two techniques.

Now, certainly, when you look at the catheter, patients are going to complain mostly of nasal and throat discomfort, where as if you look at the Bravo capsule, patients are typically going to complain of maybe some chest pressure or foreign body sensation. If you did both techniques at the same time, it would really be hard to differentiate which particular device was causing which particular problem.

Now, in terms of Bravo utilization, the Mayo Clinic went back to their earliest studies and looked at a prospective cohort from 2000 to 2006. And when we looked at how many patients were actually studied, they had 231 patients that actually underwent 24-hour trans-nasal placement and monitoring, whereas there were 88 who had Bravo pH testing.

Now, once again, they did a very nice thing here. Instead of going ahead and giving percentages and numbers, they went back and looked at odds ratio as opposed to how many of the patients would actually have an odds of complaining about this or being able to tolerate this particular test versus the other.

And when they went back, and they asked patients whether or not they would be willing to undergo this test again, once again, I think that was a very important point, because sometimes we have to repeat these tests. It's not that you get all of the information at one point and, you know, you may have to repeat this test, or a patient may need a similar test. And if they are unwilling to go back and get this done then, certainly, this is a pretty big issue.

So when you actually looked at the data, the first thing that's quite striking is that when you compared the wireless system, in my mind — are — actually, the most striking point of this was really that the patients who underwent catheter pH testing were eight times more likely to complain of discomfort. So if you look at that, and you compare that in terms of patients calling their office, patients not wanting to do this test, that's pretty striking.

There was some issues in terms of sex, gender, predispositions to complaining and, certainly, age. Once again, I don't think those are broadly generalizable because, once again, you treat everyone individually, and there are probably many other factors that couldn’t be tested for. But I think when you look at unwillingness to repeat the test, I mean, certainly, you know, the patients who are looking at catheters were four times more likely than Bravo.

So this was a very nice test and a very series of patients who were prospectively challenged with a questionnaire that really showed that once again the Bravo capsule is much more tolerable. And, to be honest, when you bring this up to a patient, they are much more willing, not just afterwards, but on the first pass, to try the Bravo capsule study.

So as I mentioned, my task today was really quite easy, going over one abstract. And I think an important thing to remember here with this particular system is that you're going to start to see — and in my mind, you're going to start to see this become the primary tool to evaluate PPI non-responders. The first and probably the most important reason we do pH monitoring is because we're seeing patients who are not responding to PPI therapy. PPI therapy is a wonderful therapy. We can heal esophagitis quite well, and we get pretty good results in terms of symptom response. But there is still a good portion of patients, maybe 30% to 50% of people, who are not completely satisfied on their PPI therapy and are having some type of either breakthrough symptom or a secondary complaint.

Now, according to the ASGE guidelines, which I co-authored with my colleague from Baylor, Marcelo Vela, we really felt that the majority of these people could be studied in a primary care/GI situation with the Bravo system if you took the patient off the medicine and study them to rule out reflux disease. Because the majority of PPI nonresponders are patients who have functional heartburn. And in those particular patients, it would be much more cost-effective up front to know who they are and to stop their proton pump inhibitor therapy because they obviously do not have reflux disease, and the reason they're breaking through is that they have a completely different mechanism.

So in discussing this concept, I think you're going to see, more and more, that the first-line test for the primary community practice gastroenterologist will be Bravo pH monitoring. And I think the addition of extended duration, going from 48 to 96 hours is really going to solidify Bravo as the primary test to study GERD patients who are not responding to PPI therapy. It will also be the primary test to document objective evidence of reflux before fundalplication.

Now, segue into the other products that Sierra Scientific currently has in their package; one of the tools is combined pH impedance. Now, there has always been somewhat of a competition between wireless pH monitoring and combined pH impedance, but they are very different tests, and they should be used differently.

And where I think the pH impedance is going to have its dominant market is for the patients who undergo a screening with the Bravo off medicine who are found to have a positive test. You know those patients obviously have reflux disease, and now you're trying to figure out why they are breaking through. Do they have refractory acid? Do they have reflux that's occurring — you're controlling the acid reflux, but they're still regurgitating gastric juice, which is quite noxious.

This can cause symptoms of regurgitation, belching, and even chronic cough. And then, of course, there are the patients who may have reflux and then may also have a functional overlap. So really the way that this is going to probably play out in the future, in my mind, and most of the GERD experts in the country is that the primary test you're going to utilize is going to be focused on acid exposure off medicine. The best tool right now to study this is the Bravo pH capsule, because you can get 48 to 96 hours of data and, in addition, patients like this much more. They adhere to a normal diet and normal activity. And although the current abstract didn't show that there had been multiple other studies that have shown that there is a decrease in diet with a catheter and an improvement in flexibility in activity with the capsule.

So I think you're going to see the people getting pH impedance really relegated to a sub-specialty group that's going to be focused after Bravo testing. But that leads to our next tool that should also be in anyone's weapon/artillery when you're focusing on PPI non-responders, and that's high-resolution manometry. Now high-resolution manometry is really a nice evolution of conventional manometry. It's not all that fancy in terms of it really was just an improvement in hardware design and software algorithms. The hardware was really in the catheter where you could space solid-state pressure sensors 1 cm apart. And these particular catheters can actually have 36 sensors, up to 42 sensors, along the entire length.

So what that allows you to do is get a real seamless and dynamic representation of a swallow. Before we only could look at squiggly lines, essentially. The data was presented in tracings. But now we actually get anatomy, we actually get pressure dynamics, and we have a much better system to even look at the defects that can occur with reflux disease.

So when you're seeing someone who has a PPI non-response, remember, there are a lot of people with reflux. And about 30% to 50% of these people are going to be unsatisfied with their treatment, so there are a lot of people that are going to be coming in for evaluation. Once you've evaluated and documented pH and reflux data, you also need to obtain information regarding their esophageal motor function because, once again, you want to rule out an alternative diagnosis such as achalasia, which is an esophageal motor disorder that can present with chest pain and heartburn. And you also want to see how bad their anatomy and their function is throughout the esophageal body and the esophageal gastric junction.

So the Sierra acquisition really brings forward a very complementary group of procedures and diagnostics that make one truly complete esophageal center, and I don't think you can be a truly, highly functioning esophageal center unless you have the Bravo, the pH impedance, and the high-resolution manometry.

And for that point, there were many abstracts focused on high-resolution manometry and pH impedance at this particular DDW and it would be beyond the scope to go over all of those. But I think one of the highlights of the meeting was this appreciation that high-resolution manometry is truly improving clinical practice. In fact, any patient who is undergoing surgical or endoscopic treatment for achalasia should be stratified based on high-resolution manometry.

The surgical plenary session, the presidential plenary session in the surgical meeting, the SSAT, presented a series, a large series, that showed that the high-resolution manometric classification scheme does, once again, predict outcome of therapy, whether it was — in this particular case, Heller myotomy and other studies of pneumatic dilation.

So with that, I think the Given Group has really moved on to become the primary leader in esophageal function testing. And given the fact that 30% of primary care visits are due to esophageal complaints, this is a pretty big market.

Dr. David Mason
Thank you, Dr. Pandolfino, I appreciate that, and also Dr. Rubin, your presentation. At this point, we'll open the call up to questions. Operator, please begin the question-and-answer at this point in time.

Operator:  Thank you, Doctor.  If you do have a question today, please press star 1 on your touchtone telephone.  If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Once again, press star 1 to ask a question.

Our first question today is from Sameer Harish from Needham Company.

Sameer Harish:  Hi, guys; can you hear me?

Dr. David Mason:  Yes.

Dr. John Pandolfino:  Yes.

Sameer Harish:  OK wonderful, wanted to thank the physicians for taking the time to speak with us today and appreciate the overview of the conference.  Maybe I’ll start with Dr. Pandolfino you know if I could ask you to speculate on that nature of you know the Bravo tests, compared to the catheter based tests.  Do you feel that more of the benefit comes from the extended duration of the monitoring or from the compliance that you get from the patients?

Dr. John Pandolfino:  Well I think it’s both, I think you know when you look at it there’s a lot of things that have not been answered yet but we certainly know it.  And one of the things that by extending testing to 96 hours there are two specific things that you can do with this.  The first thing is by getting 96 hours you know that reflux for many people is pretty variable.  There’s day to day variability, there’s some days they’re doing fine other days that their doing horribly.

And if you don’t study people for more than one day you’re not going to pick up the majority of these people so it’s going to definitely improve sensitivity. Now the other thing is it’s also going to help us stratify patients.  Because we know that the guy who’s positive on one day but negative on 3 days is extremely different than the guy who is positive on 3 and 4 days.

So that particular piece of information is also going to be extremely helpful because that really may make us push the patient towards more aggressive anti-reflux therapy which may be endoscopic or surgical.

Now the other thing that we can do with 96 hours is we can do studies off and on medicine.  You can study people for 48 hours off the medicine to document whether or not they have abnormal acid reflux and then by providing them with high dose aggressive PPI therapy, once again that’s usually double the FDA indicated dose and is off label but this is what we do.

You can actually control acid quite well.  So you can get an idea of whether or not the patient actually has abnormal reflux, whether the medicines are working in terms of their goal of suppressing acid and then also seeing whether they may be hypersensitive.  So I think the 96 hour has a huge benefit for that.

Now in terms of patient compliance, I will tell you there are patients that out and out refuse the catheter.  About 10% if you look at the data.  I’ve never had anyone out and out refuse the Bravo capsule.  Because they get the endoscopy, they know they’re asleep and they can go to work and they don’t feel embarrassed.  So I think you know there are different reasons for this particular tool to become very popular, but both very important.  And I’ll tell you I always make this particular comment, if you look at the top experts in reflux disease who use reflux monitoring.

Peter Carelis and Joel Richter do all of their studies off medicine using a wireless pH catheter.  And that’s two out of the three top esophageal GERD experts in the world.  And once again I think there will need to be some more education in terms of the community because a lot of people are so used to the catheters.  But once we get the message out that this is the primary tool I think you’re going to see more and more gastroenterologists feel comfortable doing this because it’s so easy to do.

The catheter is fraught with technical issues, the Bravo you place it in less than 5 minutes, the patients leave, they understand the instructions, you upload the information and the reports are available in 5 minutes.  It is so user friendly.

Sameer Harish:  Yes, as a follow up it sort of seems like there’s a lot more to this story with Bravo than just you know the detection sensitivity.  You’re getting a lot of incremental data that you can’t get any other way.  How well diffused is that knowledge amongst the GI community, are people aware of the benefits?

Dr. John Pandolfino:  Well I think what happened was, was there was this zeal for this weekly acidic reflux, everyone thought that this was going to be the Holy Grail.  And you know when you treat PPI non-responders’ they’re very difficult because here you have a medicine that works wonderfully, PPIs.  And then often you have this patient population that’s not responding and you don’t have much to offer them without getting more information.

So when impedance came around everyone’s like wow you know maybe this is all weekly acidic reflux weekly acidic reflux.  But what we kept finding after study after study was that it wasn’t weekly acidic reflux, it was really that these people have functional heart burn.

And the best way to tell that these people have function heart burn is to take them off their medicine and to get the Bravo pH testing or just pH in general but extending it.  So now I think you’re seeing a pendulum swing and a very dramatic pendulum swing away from the pH impedance data because it really hasn’t been all that helpful to going back to the core and finding out if these patients actually have reflux disease.

And I think – it was, I had dinner at an editorial board with a group of surgeons who were very high on pH impedance and it was amazing to see how down they were on the technology because it didn’t identify a group of patients that would respond to surgery.  And they pretty much you know have pretty much had all gone back to using the pH data made famous by Tom Demeester who all along never really bought into this whole impedance deal.

So I think it’s going to be a probably you know another couple of you know consensus papers that are you know going to really bring this out but I think also the strategy is for the GERD community in terms of the experts to really start educating the community practice doctors that you know at the ACG meetings the AGA meetings but it’s already happening because people are seeing that the impedance stuff is really not coming to fruition.

Sameer Harish:  Wonderful thank you that was a great overview.  Dr. Rubin, I’ll ask you a question as well, your first study you talked about was the study out of Italy.  From my understanding you know obscure bleeds use of PillCam is kind of the main stay use, it’s well documented.  But the data that was presented was that a surprise as to the effectiveness of PillCam and maybe you could just talk a bit about the overall reaction to the data.

Dr. Moshe Rubin:  I missed the last one, talk about the what?

Sameer Harish:  Just the physician reaction to the data.

Dr. Moshe Rubin:  Well it’s a little bit hard to gauge reaction because these papers are presented as a poster and you really have to just walk by there are thousands of posters.  And it’s a very much personal conversations between the investigators and the people looking at them.

And the other thing that I would have to say is that you also have to wait for the actual paper to be published and to see more of the data fleshed out and more fully presented.  You know I don’t find this data surprising.  You know for them to find that 25% you know had a negative study and among those with the negative study there was you know not a high re-bleeding rate.  There have been a few others that showed a little bit higher re-bleeding rates but you know I’d have to see the paper.

It doesn’t really surprise me.

Sameer Harish:  Great thank you guys.

Operator:  And just a reminder, it is star 1 if you have a question today.  And it appears there are no further questions at this time.

Dr. David Mason:  Thank you; thank you very much I would like to thank Drs. Rubin and Pandolfino for joining us today from their busy schedules.  We very much appreciate it; they’ve been incredibly helpful to helping Given and their staff here understand the value and the place of these products in the marketplace.  Both as physicians and patients as well as being on the cutting edge of the kind of research that we do that helps us develop the products for the FDA and the international purposes as well as better understand the place in the marketplace.

At this point if there are no more questions, I’m going to go into the updated PillCam COLON II data, and we’ll finish that with another Q&A session.

Some of you were I know at DDW may have heard this and so to that extent I hope this little overview I’m giving will ((inaudible)) be redundant to what you already know.

This study that was reported by Dr. Rami Eliakim from Rambam Hospital in Haifa near our office in Yoqneam was basically comparing the performance of the second generation PillCam COLON II capsule endoscopy with optical colonoscopy as in other studies for the detection of patients with colonic polyps.

This is an expanded data set from the original data it was published and then reported in a similar call at UEGW in London last fall.  This represents a summary of the largest experience with the C2 capsule to date.

The inclusion criteria for this study being all these patients having been enrolled in Israel were patients scheduled for colonoscopy due to known or suspected colonic disease and the exclusion with the usual contra indications for SB capsule endoscopy plus contra indications for colon prep regimens.  The inclusion criteria indicates that this is a population of subjects that have enrichment for lesions of the colon and the reason we chose a population like that is because in the developmental stage and including the product is performing as robustly as we’d like to have it perform.  We would like to have the opportunity to observe polyps so this is a – as you are aware a more risky population for the occurrence of lesions than a typical screening population of people over 50 who’ve never had a screening colonoscopy before.

The study regimen was pretty straight forward.  Colonoscopy was the gold standard for comparison.  Many of you, if not all of you are sophisticated enough to know that colonoscopy is a limited as well in terms of its ability to detect polyps 100% of the time.  But just to remind you that the reason colonoscopy is used as a gold standard for comparison is because that is the standard that the FDA has insisted upon us using in our studies.

The earlier devices SB and ESO had the great fortune of not having a predicate device to compare themselves to in the clinical trials making the registration much more simple.  In the study patients had a standard bowel cleansing regime as you would do for preparing for colonoscopy.  Then they had the capsule procedure and they had colonoscopy following the capsule procedure on the same day.  This was a fairly standard approach we’ve taken our early clinical trials because it gets an effective and efficient use of the patients time and the physician investigators time, although it does bring some artificial constraints to the procedure.

Following the colonoscopy procedure a capsule video review is done and as usual in good clinical trials the capsule readers were blinded to the colonoscopy findings.  There were 156 patients enrolled in the study, there were nine exclusions and they were the you know usual sorts of things we see and of these studies there were two patients capsule remained in the cecum and did not move until the batteries were exhausted.  There was one patient in which the video study was corrupted and represented a technical failure.

Again that’s not so unusual in a patient subset like this in the early stages of clinical trials.  Therefore, there were 147 patents included in the analysis of which 33% were females, 2/3, 67% were males.  The average age was 50 and the age range was 18 to 70 and their weight was around 79 kilograms, a relatively standard population for a trial like this.

In terms of the accuracy for polyp detection of for patient analysis, colonoscopy revealed a, 35 patients with polyps greater than 6 millimeters and 20 greater than 10.  And PillCam COLON 2 had some very interesting findings in the greater than 6 millimeter group there were, the sensitivity was 89% which was a number you've heard before and specificity is 76%.  We’ll come back and discuss that in a bit.

The – an important number that we’ve not highlighted much in the past, the negative predictive value was 96% and that’s an important number because physicians and patients want to know that if they have a capsule endoscopy and the findings are negative that means that the findings are valid to a high degree of specificity so that they can take comfort in the fact that polyps are not found truly do not have polyps.

And the larger polyps the sensitivity was 80% and the specificity 88%.  Those numbers are affected of course by the fact that there were fewer polyps, large polyps found which is the case in clinical practice and when you have a smaller number of polyps any change away from comparison affects on a percent base much higher than it would be if the end was larger.

We had some follow-up data there, and the comparing the two essentially there were of the 20 patients who had polyps found on colonoscopy 16 of these were found by the C2.  There were four patients in which the polyps were not found.  However on reviewing the videos afterwards we found something that also turns out to be compatible with clinical practice.  There were three patients who had negative findings that were false negatives.  That is the capsule videos did in fact identify the findings but they were missed by the capsule video readers, which is – which happens.

So you’ll know it or maybe you know this already, in order to become a reader in a study like this we train and test the individuals for their competency.  So they undergo a tremendous amount of training and the people who did this are highly competent and are used to looking at these kind of videos.

It is a learning effect though because as you are again well aware that these physicians are trained to view polyps through an endoscope which has different optics.  And they inflate or blow up the colon with air so they can get a good view and when they do that it changes the look of the anatomy, inflates and flattens polyps against the wall.

So for some of these individuals they’re seeing you know a natural looking polyp for the first time when they start doing these videos.  And it always is somewhat challenging to see them.  For the polyps more than 10 millimeters they were again there were 15 polyps that were found by C2 they were not identified by colonoscopy.

These would then be determined false positives and the false positives were those that impacted specificity.  However, on reviewing these and looking at the results of second colonoscopy we had many examples where this so called false positive rate in fact was a true positive – in the, in the talk that you saw it there were basically videos and demonstrations given of a 15 millimeter polyp that was found by capsule but missed by colonoscopy initially.

It was actually when it was finally determined it was a very interesting looking 19 millimeter polyp there was another polyp that was 12 millimeters on the capsule endoscopy and when it was found on the second colonoscopy was somewhat pedunculated 8 millimeter adenoma.

There can also be examples of polyp size mismatched between the capsule endoscopy and colonoscopy.  The size of the polyp with the capsule endoscope is measured by a measuring tool that’s built into the software that’s very nice.  But the accuracy of the measures affected by the distance of the capsule from the polyp and the angle in which it makes the measure.  Likewise for colonoscopy the capsule is measured by the forceps used to remove the polyp and since the polyps can be destroyed or pretty well beat up by the procedure used to remove them.

The measurement of polyps by the forceps can be equally fraught with inaccuracy and in fact published data show that the accuracy range of polyps measured by forceps is in the range of in the 25 to 50% off, which is in the range of the error for not, for capsule endoscopy as well as that for other technologies such as virtual colonoscopy.

There were a few polyps that were found on capsule endoscopy that were larger than 10 millimeters that were not confirmed by second colonoscopy and a follow up will be done to these patients because when you go back and review these videos it does indeed look like these polyps are real and some of these polyps on the endoscopy may be very flat or serrated polyps which may be very difficult to visualize by colonoscopy which suggests a need for further surveillance, probably in a shorter period of time than would have otherwise been indicated.

There really weren’t any adverse events that were related to either of these procedures.  There were 15 patients or 10% roughly who had adverse events related to the prep and these were the usual ((inaudible)), headaches, nauseous and forward mild vomiting.  There was one case who had mild allergy or urticaria.  There were two patients who had adverse events that were told not to be related to the study.  One had a mild headache and one due to intercurrent other medical condition had urinary retention that had to be dealt with medically.

On the conclusions that were officially made in the meeting were that this new second generation colon capsule endoscope is the safe and effective measure for visualizing the colon and detecting colonic polyps that had the potential as we’ve been saying in public to compliment colonoscopy and improve patient compliance to screening.

And that the improved technical features which include an adaptive frame rate that is two-way communication between the capsule and the recorder that changed the frame rate from 4 to 35 frames per second, to adjust for speed as the capsule moves and a wider viewing angle have both produced substantial improvement in the polyp detection rate versus the first generation system.

What was not seen, from the podium by Dr. Eliakim during his presentation that the great value of this relatively substantial data set to Given was that in enlarging this data set and getting essentially the same consistent results with sensitivity and specificity which as you'll remember from the “New England Journal” publication in the earlier presentations.  And publications regarding C1 is we’ve added you know if the average sensitivity is a low 60s we’ve added more than 20 points in sensitivities to 25 points and our specificities come up to 10 to 15 points so it looks like the technical adjustments are really overcoming the limitations of the first generation capsule and the fact that multiple studies and multiple sites give you supportive representative data in this patient group that is you get very consistent findings indicate that the technology is quite robust.  And so we feel indeed it validates the technologies and justifies our investment and further clinical trials to register this product in the U.S.

As you know we already have the CE mark and have started slow commercialization in Europe.  And with that I believe I’ll stop my overview of the session, operator and open the question up to some further questions and answers regarding this or any other questions you may have regarding the meeting or information that was presented.

Operator:  Thank you; if you do have a question today, please press star 1 on your touchtone telephone.  Again, it is star 1 to ask a question.  And we do have a question from Dave Turkaly from SIG.

Sean Bevec:  Hey Dave; this is actually Sean Bevec, speaking for Dave.

Dr. David Mason:  Hi, Sean.

Sean Bevec:  Question about the specificity in the cases where C2 found more polyps than colonoscopy.  Is that data adjusted once you went back in with second colonoscopy and discovered those?

Dr. David Mason:  Well there’s – you know it’s a two aspects to that.  From a, you know, purely scientific point of view you know basically in the blinded study you’re not allowed to do statistical adjustment although we go back and as you, as was implied in the slides we do go back and collect the data and to try to get a real picture of this.

Going forward, one can adjust for this in clinical trials by a statistical adjustment to the endpoint and we have an ongoing discussions with the FDA in looking at that.  So the way you want to adjust to this false positive that’s really a true positive is to adjust for the what you’re really adjusting for is the inability of colonoscopy to find polyps that are real polyps.

Sean Bevec:  Yes.

Dr. David Mason:  By statistical adjustments that result in a higher level of agreement.  The other thing about the trial that impacts that is the way the study was done.  Of course if you remember I described doing colonoscopy on the, on the same day as capsule endoscopy.  In the real world that will not be the case.  That is you can imagine if you went in and had a screening, a colonoscopy or a capsule endoscopy.

Let’s forget the colonoscopy had a screening capsule endoscopy which would also be the case with let’s say a relatively non invasive tool like virtual colonoscopy if that procedure finds a polyp than those individuals if the polyp is one at risk and we of course pick the polyp sizes that were considered to be in the risky category as have others.  Then you would go back and have colonoscopy at some point in time in the future to have that polyp removed.

So our clinical trial was relatively artificial.  We expect in the future when we’re doing our pivotal data set for the FDA we will have a somewhat different trial design that both statistically and from a visit scheduling and the logistics of the study adjustment for this false positive rate and more appropriately more, in a more real life way.  And that’s about as close to that as I can get.  I hope that wasn’t too obscure an answer.

Sean Bevec:  No that was good, so this shouldn’t be an issue once you do the FDA study?

Dr. David Mason:  I don’t believe so, and you know certainly in an FDA study we wouldn’t be you know have our statistical construct.  We think we’ll be good enough but I think that whereas we can’t just say hey look we went back and took another look and here’s what we found and these false positives were true positives and that won’t necessarily be in a statistical data set for the primary variable we certainly can bring that on the table and use that in negotiations because I think that makes us feel better but it certainly makes the agency feel better as well.

And also when we’ve talked to the gastroenterologists, they want to feel better too because they’re very well aware of the limitations in speaking with a colonoscopy, in speaking with them you know quite a bit recently as you might imagine.  I spend a lot of time with gastroenterologist thinking about this.  They now have a quality measures in their practice in a sense that they are looking at their polyp detection rate when they’re doing their procedures and they know from the data what it should be.

So for example if you’re in a screening population, say the normal average group of people over 50 up to 75 years expect in a first colonoscopy in a youngest type of person you find you know 20% roughly having a polyp and doing this every time you find that your only finding polyps in 10% of them.  You yourselves and the quality boards in regards to your wherever your practicing your hospital or whatever are going to look at that number and say hey you know your polyp detection rate is low.

So they would like to know, have in hand the data to compare the data from the capsule to the colonoscopy results as well.

Sean Bevec:  OK.

Dr. David Mason:  Nobody has the perfect technology you know.

Sean Bevec:  Yes, and then looking at the sensitivities between the two sizes greater than 6 millimeters and then greater than 10.

Dr. David Mason:  Yes.

Sean Bevec:  Why would the sensitivity be higher for the smaller polyps?

Dr. David Mason:  More polyps.

Sean Bevec:  OK.

Dr. David Mason:  And you know and that’s you know when we’ve had when you throw all the studies together they get close, they’re not really that different but when you have – we’ve done studies where we had you know 50, 60 millimeter polyps and six or seven you know larger polyps across the product line and when you do that you know if you go from a ten to eight you know that’s a you go from 100 to 80%, if you go from 60 down to 57 or 56 it doesn’t you know really effect your sensitivity as much.  It’s just a pure end game.  Of course the larger polyps have a high level of interest because they’re the ones that have the highest risk.

But that’s you know that’s the interesting thing.  It wasn’t – it’s interesting too along the colonoscopy you wouldn’t think they would miss polyps like that but some of the big ones are missed Sam Adler for example had missed a you know a 15 millimeter polyp twice and had to go back a third time to remove, but these things can hide.

But that’s really it’s purely a numbers game with the larger polyps.

Sean Bevec:  And can that be adjusted for – you said that he went back and ....

Dr. David Mason:  Yes, yes we’ll do statistical adjustments and based on our entire data set when we had the plan in front of the agency to account for that.

Sean Bevec:  OK and then with a larger trial obviously you having more polyps and more numbers even of the 10 millimeter size and greater.

Dr. David Mason:  Right, yes and you know we’ve been you know we’ve been you know trying to of course develop this product where it’s a relatively smaller device company.  So we don’t know you know we kind of have some ideas of how many patients will be required and you know without getting into all the details because we’re still you know sorting that out with the agency I will say that we have more patients in the queue now and we’re doing well with those.

And in the future the end will be filed with the FDA will be you know pretty substantial number of subjects and we can supplement those by data certainly, from Europe.  We’re of course developing this on a global basis.  Its possible Japan will come online as well but I don’t know that we will necessarily need to or will include Japanese data in the U.S pivotal submission.

Sean Bevec:  OK great, thank you.

Operator:  And just a reminder it is star 1 if you have a question today.  And it appears there are no further questions today.  Therefore that does conclude our Q&A session and also our conference.  I hope you have a good day, thank you for your participation.

Dr. David Mason:  Thank you.

END